SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In July, 2017 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		5,574,753		0.0355	0.0355
ADR		Common		345,300		0.0022	0.0022
Call Option		Common		0		0,0000	0,0000
Put Option		Common		0		0,0000	0,0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	XP Investimentos	Sell	10	100	18.19	1,819.00
Shares	Common	XP Investimentos	Sell	10	800	18.20	14,560.00
Shares	Common	XP Investimentos	Sell	10	155	18.21	2,822.55
Shares	Common	Itaú Corretora	Sell	31	1,000	19.25	19,250.00
			Total Sell		2,055		38,451.55
ADR	Common	JP Morgan	Sell	27	9,000	6.002556	54,023.00
			Total Sell		9,000		54,023.00

Call Option	ABEVE ABEVC7 ON (*)	XP Investimentos	Sell	01/06/17	9,000	0.41	3,690.00
Call Option	ABEVE ABEVO66 ON (*)	XP Investimentos	Buy	01/06/17	9,000	0.40	3,600.00
Call Option	ABEV FM ABEVG98 ON (**)	XP Investimentos	Sell	01/06/17	21,000	0.39	8,190.00
Put Option	ABEVE ABEVS96 ON(**)	XP Investimentos	Buy	01/06/17	21,000	0.48	10,080.00
Call Option	ABEVE ABEVC7 ON (*)	XP Investimentos	Buy	03/17/17	9,000	0.17	1,530.00
Call Option	ABEV ABEVF48 ON (***)	XP Investimentos	Sell	03/17/17	9,000	0.45	4,050.00
Call Option	ABEV ABEVF48 ON (***)	XP Investimentos	Buy	06/13/17	9,000	0.46	4,140.00
Call Option	ABEV ABEVI2 ON (****)	XP Investimentos	Sell	06/13/17	9,000	0.46	4,140.00
Call Option	ABEV FM ABEVG98 ON(**)	XP Investimentos	Buy	07	21,000	0.39	8,190.00
Put Option	ABEVE ABEVS96 ON(**)	XP Investimentos	Sell	07	21,000	0.07	1,470.00
Call Option	ABEV ABEVI9 ON (****)	XP Investimentos	Sell	07	21,000	0.34	7,140.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		5,572,698		0.0355	0.0355
ADR		Common		336,300		0.0021	0.0021
Call Option		ABEV ABEVI2 ON (****)		- 9,000
Call Option		ABEV ABEVI9 ON (***)		- 21,000

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

 Each ADR is equivalent to 1 (one) share.

(*) Maturity on March 20, 2017.

(**) Maturity on July 17, 2017.

(***) Maturity on June 19, 2017.

(****) Maturity on September 18, 2017.

Note: The balances were adjusted, when compared to the balances of the previous month (June 2017),  considering that the Company was informed by a director that his participation in the Company's call and put options demanded rectification, pursuant to the dates identified above.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In July, 2017 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,651,682	0.1696	0.1696
ADR	Common	767,519	0.0049	0.0049

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,651,682	0.1696	0.1696
ADR	Common	767,519	0.0049	0.0049

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In July, 2017 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer